Exhibit 21.1

List of Principal Subsidiaries and Consolidated Affiliated Entities (Variable Interest Entities)

Subsidiaries	Place of Incorporation
Aspire North America LLC	California
Aspire Global Holdings Limited	British Virgin Islands
DEC (HK) Technology Co., Limited	Hong Kong
Aspire International Hong Kong Limited	Hong Kong
Aspire Science and Technology Limited	Hong Kong
Eigate (Shenzhen) Electronic Technology Co., Limited	People’s Republic of China

Consolidated affiliated entity (Variable interest entity):	Place of Incorporation
Shenzhen Yi Jia Technology Co., Limited	People’s Republic of China

Subsidiaries of Consolidated affiliated entity (Variable interest entity):	Place of Incorporation
Dongguan Enliqi Electronic Technology Co., Limited	People’s Republic of China